                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                                Amendment No. 1

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                POLK AUDIO, INC.
                                (Name of Issuer)

                                POLK AUDIO, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   730900-10-7
                      (CUSIP Number of Class of Securities)

                                GEORGE M. KLOPFER
                             CHIEF EXECUTIVE OFFICER
                                POLK AUDIO, INC.
                                5601 METRO DRIVE,
                            BALTIMORE, MARYLAND 21215
                                  410-358-3600

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 WITH A COPY TO:

                            LAWRENCE R. SEIDMAN, ESQ.
                             PIPER & MARBURY L.L.P.
                             36 SOUTH CHARLES STREET
                            BALTIMORE, MARYLAND 21201
                                  410-576-5013

                                 MARCH 30, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

=================================================================================
         Transaction Valuation(1)                   Amount of Filing Fee(2)
=================================================================================
              $10,320,000                                  $2,064
=================================================================================

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      $2,064                     Filing Party:   Polk Audio, Inc.
Form or Registration No.:    5-372 26                   Date Filed:     March 30, 1999






------------------
(1) The total transaction value is based on a maximum aggregate offer price of $12.00 based on the purchase of 860,000 Shares, pursuant to the terms of the offer.

(2)  Calculated as 1/50 of 1% of the transaction value.

                                  INTRODUCTION

     This Amendment No. 1 to the Issuer Tender Offer Statement (the "Statement") is being filed by Polk Audio, Inc., a Maryland corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-4 thereunder in connection with the tender offer by the Company to purchase up to 860,000 (or such lesser number as are properly tendered) of its shares of common stock, $0.01 par value per share (the "Shares"), at a price of $12.00 per Share (the "Purchase Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 30, 1999 (the "Offer to Purchase") and the related Letter of Transmittal dated March 30, 1999 (which together with the Offer to Purchase, each as amended or supplemented from time to time, constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

     ITEM 8.   ADDITIONAL INFORMATION.

     (d) On April 21, 1999, the Company was notified that it and each member of the Company's Board of Directors had been sued in Circuit Court in Baltimore City, Maryland by a stockholder of the Company. The plaintiff brought this action individually and as a class action on behalf of stockholders of the Company. The suit alleges that (i) the defendants breached their fiduciary duty to the minority stockholders of the Company by attempting to "freeze-out" the minority stockholders at an inadequate price, (ii) the Offer is improperly designed to coerce public stockholders to tender their shares and is an improper use of corporate funds, (iii) the Offer is grossly inadequate and does not represent the fair value of the Company and (iv) the Offer to Purchase is materially false and misleading. The plaintiff seeks the Court to (i) certify the class action brought by the plaintiff, (ii) declare that the defendants breached their fiduciary duties, (iii) preliminarily and permanently enjoin the Offer and any Second-Step Transaction, (iv) if the transactions are consummated, rescind them and set them aside and (v) award monetary damages against the defendants. The plaintiff has filed a motion for a temporary restraining order or, in the alternative, for a preliminary injunction. The Company believes that this litigation is without merit and intends to vigorously defend the matter. The Company has filed with the Court a memorandum opposing the plaintiff's motion for temporary restraining order. On April 27, 1999, the Court denied the plantiff's motion and declined to enjoin the Offer.

     (e) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, are incorporated in their entirety herein by reference.

The following amendments are set forth in this Item 8(e).

(1) Item 8(e) is hereby amended by adding the following after the second sentence in the third bullet point contained in the seventh paragraph under "Introduction" on page 2 and after the second sentence contained in the second paragraph under "Special Factors-Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" on page 4 in the Offer to Purchase with the following:

        The Company estimates such costs to be approximately $150,000 to $200,000 annually.

(2) Item 8(e) is hereby amended by deleting and replacing in its entirety the second paragraph under "Special Factors - Opinion of Ferris, Baker Watts, Incorporated" on page 12 in the Offer to Purchase:

        On December 4, 1998, in connection with the Board of Directors' evaluation of a possible going private transaction, FBW made a presentation to the Board of Directors with respect thereto (the "December Report"). On March 24, 1999, in connection with the Board of Directors' evaluation of the Initial Offer, FBW made another presentation to the Board of Directors with respect thereto (the "Report"). As part of their presentations, FBW reviewed with the Board of Directors certain of the information and financial data described below. Final copies of the December Report and the Report were delivered to the Board of Directors in connection with the Board of Directors' evaluation of a possible going private transaction and the Initial Offer, respectively.

(3) Item 8(e) is hereby amended by deleting in its entirety the last sentence of the tenth paragraph under "Special Factors - Opinion of Ferris, Baker Watts, Incorporated" on page 12 in the Offer to Purchase and adding the following as a new paragraph immediately after such paragraph:

        Subject to the foregoing, the following is a summary of the material financial analyses presented by FBW to the Company's Board of Directors on December 4, 1998:

        FBW considered several methods to evaluate the fair market value of the Shares. These methods included (i) the discounted future free cash flow of the Company, and (ii) the earnings and multiple comparisons to publicly traded comparable companies.

        Discounted Free Cash Flow Analysis. A discounted cash flow analysis was employed by FBW to establish an implied per share valuation for the Shares. This methodology is premised on the assumption that a buyer purchases a time series of free cash flows that are generated by the assets of a business. This analysis separates and ascribes value only to the cash flows that can ultimately be taken out of the business. Cash that is generated but used to sustain the business (such as increases in working capital and capital expenditures) creates no incremental value to the buyer. These free cash flows are then discounted to the present at the firm's weighted average cost of capital. The weighted average cost of capital can be described as the average price a company must pay to attract both debt and equity to properly capitalize the firm's growth. It is this series of free cash flows that, when discounted to the present, and after subtracting claims by debt holders and others, represents the economic value of a firm to its stockholders. The Offer value per Share is within the range of $11.01 - $13.48 for the Offer value per share implied as determined by FBW's discounted free cash flow analysis.

        Projected financial and other information concerning the Company are not necessarily indicative of future results. The Company provided the financial projections that FBW utilized in this analysis. All projected financial information is subject to numerous contingencies, many of which are beyond the control of management of the Company.

        Publicly Traded Comparable Companies Analysis. A comparable company analysis was employed by FBW to establish implied ranges for the per share valuation for the Shares. FBW analyzed publicly-available historical and projected financial results, including multiples of net market capital to earnings before interest and taxes ("EBIT"), price to earnings, price to forward projected earnings, price to revenues and price to book ratios. FBW examined the financial results and market multiplies of publicly traded comparable companies, which consisted of selected manufacturers of audio components with market capitalizations below $50 million and average daily trading volumes below 6,000. All of the trading multiples of the comparable companies were based on closing stock prices on December 3, 1998. The comparable companies were found to have average multiples of 4.7x net market capital to EBIT, 6.5x price to earnings, 6.6x price to forward projected earnings, 0.6x enterprise value to revenues and 1.1x price to book ratios. Applying such multiples to the Company's historical and projected operating results resulted in an implied range for the per share valuation for the Shares of $11.09 to $23.97 per Share. The values derived from the application of net earnings multiples ranged from $11.09 to $11.72. The Offer value per Share to the Company's stockholders is within the range for the Offer value per Share implied by FBW's publicly traded comparable companies analysis.

        Subject to the foregoing, the following is a summary of the material financial analyses presented by FBW to the Company's Board of Directors on March 24, 1999:

(4) Item 8(e) is hereby amended by adding the following paragraphs to the end of "The Tender Offer - Certain Information Concerning the Company - Recent Developments" on page 29 of the Offer to Purchase:

        The proposed transaction with The Providers, Inc. pursuant to which the Company was to dispose of its registered trademark "Eosone" along with certain inventories and its entire holdings of common and preferred equity securities of Genesis Technologies, Inc. in exchange for a barter package of promotional, printing and advertising services has terminated. On December 14, 1998, the Company decided to cancel this proposed transaction. Nevertheless, the Company believes that it was appropriate to write-off the balance of its investment of $400,000 in the third quarter of fiscal 1999 because the Company believed then, and still believes now, that the value of its investment in the Genesis Technologies, Inc. securities was completely unrecoverable. The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of assets exceed the fair value of the assets. In the case of the securities of Genesis Technologies, Inc., the Company believed, during the third quarter of fiscal 1999, that its investment in those securities were worthless and, accordingly, recognized a charge during that quarter of $400,000 which represented the balance of the investment in those securities. As a result of the termination of the proposed transaction with The Providers, Inc., the Company has retained the "Eosone" trademark. However, the Company believes that the "Eosone" trademark will not have a material impact on the Company's future operations or operating trends.

(5) Item 8(e) is hereby amended by deleting and replacing in its entirety the first footnote following the table under "The Tender Offer - Certain Information Concerning the Company - Summary Unaudited Pro Forma Condensed Financial Information" on page 32 in the Offer to Purchase:

        (1) Pro Forma adjustments reflect the effect of purchasing 860,000 Shares at $12.00 per Share. Expenses directly related to the Offer are assumed to be $350,000, with $300,000 relating to the cost of Shares Purchased and $50,000 relating to deferred financing cost classified under "Other Assets" on the Company's balance sheet. The purchase price for the Shares, including the estimated transaction costs, are assumed to be financed using available cash of $1,670,000 and through borrowings under the Company's Credit Facility. An interest rate of 6.5% was assumed for borrowings under the Company's Credit Facility based on a current LIBOR rate of 5% plus 150 basis points, as provided under the terms of the Company's Credit Facility. See "Financing of the Offer and the Second-Step Transaction."

(6) Item 8(e) is hereby amended by adding the following to the end of the fifth footnote following the table under "The Tender Offer - Certain Information Concerning the Company - Summary Unaudited Pro Forma Condensed Financial Information" on page 32 in the Offer to Purchase:

    The reduction in cash equivalents of $1,670 at an interest rate of 4% is based on the Company's average interest income on cash balances during the prior twelve months.

(7) Item 8(e) is hereby amended by deleting and replacing in its entirety the last sentence in the second paragraph following the table and footnotes under "The Tender Offer-Certain Information Concerning the Company - Certain Estimates Prepared by the Company" on page 33 in the Offer to Purchase:

        Neither the Company's independent auditors, nor any other independent accountants or financial advisors, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any form of assurance on such information or its achievability.

(8) Item 8(e) is hereby amended by adding the following immediately after the seventh sentence of the first paragraph of "The Tender Offer - Certain Information Concerning the Company - Certain Estimates Prepared by the Company " on page 33 in the Offer to Purchase:

        The principle assumptions that the Company relied upon in preparing the projections include, but are not limited to, the United States economy continuing at current levels of consumer consumption, no significant changes in the competitive marketplace in terms of consolidation or withdrawal of industry participants, no significant changes in the levels of foreign currency exchange rates, no significant changes in the channels of distribution of the Company's products and no unanticipated developments in technologies that would be introduced into the Company's marketplace.

(9) Item 8(e) is hereby amended by deleting and replacing in its entirety the first sentence in the first paragraph under "The Tender Offer - Certain Conditions of the Offer" on page 37 in the Offer to Purchase:

        Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of, and payment for, Shares tendered, if prior to the expiration date of the Offer, any of the following conditions exist:

ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Form of the Offer to Purchase dated March 30, 1999.*

     (a)(2) Form of the Letter of Transmittal.*

     (a)(3) Form of Notice of Guaranteed Delivery.*

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

     (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

     (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

     (a)(7) Press Release issued by the Company on March 24, 1999.*

     (a)(8) Letter to Stockholders from George M. Klopfer, Chief Executive Officer of the Company, dated as of March 30, 1999.*

     (b)(1) Commitment Letter from NationsBank, N.A. to the Company dated March 23, 1999.*

     (b)(2) Form of Financing and Security Agreement between the Company and NationsBank, N.A.*

     (b)(3) Form of Security Agreement between the Company and NationsBank,
N.A.*

      (c)   None.

      (d)   None.

      (e)   Not applicable.

      (f)   None.

     (g) (1) Audited Consolidated Financial Statements of the Company as of and for the fiscal years ended March 29, 1998 and March 30, 1997 (incorporated by reference to the Company's Annual Report, filed as Exhibit 13.1 to and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended March 29, 1998).

     (g) (2) Unaudited Consolidated Financial Statements of the Company as of and for the nine-month periods ended December 28, 1997 and December 27, 1998 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 27, 1998).


* previously filed

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 27, 1999


                                                POLK AUDIO, INC.

                                                By: /s/ George M. Klopfer
                                                   -----------------------------
                                                Name:   George M. Klopfer
                                                Title: Chief Executive Officer

                                  EXHIBIT INDEX

     (a)(1) Form of the Offer to Purchase dated March 30, 1999.*

     (a)(2) Form of the Letter of Transmittal.*

     (a)(3) Form of Notice of Guaranteed Delivery.*

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

     (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

     (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

     (a)(7) Press Release issued by the Company on March 24, 1999.*

     (a)(8) Letter to Stockholders from George M. Klopfer, Chief Executive Officer of the Company, dated as of March 30, 1999.*

     (b)(1) Commitment Letter from NationsBank, N.A. to the Company dated March 23, 1999.*

     (b)(2) Form of Financing and Security Agreement between the Company and NationsBank, N.A.*

     (b)(3) Form of Security Agreement between the Company and NationsBank,
N.A.*

      (c)   None.

      (d)   None.

      (e)   Not applicable.

      (f)   None.

      (g) (1) Audited Consolidated Financial Statements of the Company as of and for the fiscal years ended March 29, 1998 and March 30, 1997 (incorporated by reference to the Company's Annual Report, filed as Exhibit 13.1 to and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended March 29, 1998).

      (g) (2) Unaudited Consolidated Financial Statements of the Company as of and for the nine-month periods ended December 28, 1997 and December 27, 1998 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 27, 1998).


* previously filed